SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  November, 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR HALF YEAR PROFIT FALLS 47% TO €215m
FUEL UP 101% AS TRAFFIC GROWS 19% TO 32m

Ryanair, Europe’s largest low fares airline, today (Monday, 3rd November 2008) announced half year profits of €215m, 47% down on last years interim profits as half year fuel costs more than doubled from €392.7m to €788.5m. Traffic grew by 19% to 32m, as average fares (incl. bag charges) fell by 4% to €47, while total revenues grew by 16% to €1.8bn. Unit costs excluding fuel fell by 6%, (incl. fuel they rose 21%), despite a 2% increase in average sector length.

Summary Table of Results (IFRS) - in Euro

Half Year Results	Sept 30, 2007	Sept 30, 2008	% Increase
Passengers	26.6m	31.6m	19%
Revenue	€1,554m	€1,811m	16%
Adjusted Profit after Tax (Note 1)	€407.6m	€214.6m	-47%
Adjusted Basic EPS(Euro Cents) (Note 1)	26.61	14.44	-46%

Ryanair’s CEO Michael O’Leary said:

“Achieving a half year net profit of €215m in very difficult trading conditions with record oil prices is a testimony to the strength of the Ryanair lowest fare model, which delivered 19% traffic growth, and a 4% yield decline (due to the absence of Easter and falling baggage penetration rates). Ancillary revenues which grew by 28% to €322m account for almost 18% of revenues versus 16% last year. Unit costs including fuel rose by 21%. Fuel accounted for more than 50% of our total operating costs as the cost per barrel doubled from $63 to $125.

“Spot fuel prices have fallen recently to $60 pbl as the worldwide recession has led to a collapse in consumer confidence and consumption. Our fuel hedging position remains unchanged for fiscal 2008/09. We are 80% hedged for Q3 at $124 pbl and totally unhedged in Q4. In recent months a significant disconnect has emerged between spot and forward oil prices resulting in fiscal Q1 and Q2 pricing at a premium of $17 pbl over spot rates. In addition the hedging markets are illiquid which partly explains these high premiums. We have taken advantage of these recent falls in oil prices to hedge 25% of Q1 and Q2 fiscal 2009/10 supply at an average of $77 pbl. This will lock in a substantial saving over the $125 pbl paid in the half year to September 2008. We continue to closely monitor fuel prices and look for opportunities to extend our hedges at these much lower oil prices.

“High oil prices and the global recession has, (as we predicted), caused a string of airline bankruptcies and/or consolidations in Europe. Recent failures include Alitalia, Excel Airways, Futura, LTE, Sterling and Zoom. Many more loss making European airlines will go bust this winter because of unsustainable losses and insufficient cash reserves. Airline consolidation will continue as flag carriers merge into 3 high fare, fuel surcharging groups, led by Air France, BA, and Lufthansa. Ryanair will continue to compete with these high fare mega carriers most of whom stubbornly refuse to reduce their fuel surcharges to reflect the recent 50% fall in oil prices.

“Our new bases at Birmingham, Bologna, Bournemouth, Edinburgh and Reus performed well as consumers flock to Ryanair’s guaranteed lowest fares and no fuel surcharges. We have announced 3 new Italian bases for March‘09 at Alghero and Cagliari in Sardinia and Trapani in Sicily to capitalise on Alitalia’s cutbacks as more airports realise that only Ryanair can deliver rapid sustainable traffic growth. Advance bookings this winter are slightly ahead of target although this is due to repeated price promotions resulting in lower than expected fares.

“The Irish government recently announced plans to introduce a €10 air travel tax which will discriminate against air transport as it is not applied to competing trains or ferries. We have called on the Irish government to replace this regressive flat rate tax with a fairer and more progressive percentage tax of the fare paid. This flat rate tax is grossly inequitable. Why should rich (business) passengers on €3,000 transatlantic airfares only pay the same €10 tax as price sensitive shorthaul passengers who (on many Ryanair flights) pay an airfare of less than €10. This flat rate travel tax has already failed in the UK and Holland where traffic at many airports is in steep decline. It is inevitable that Irish traffic/tourism will suffer a similar decline next year. While this tax will seriously damage our investment in Aer Lingus (who are almost entirely exposed to Irish originating traffic and whose load factors are steadily declining), its impact on Ryanair will be minor since just 15% of our traffic originates in Ireland. However, our base at Shannon (where average airfares are less than €10 all winter long) will be particularly hard hit and we expect to reduce flights and traffic by up to 75% from November 2009 if this penal flat rate tax is implemented as announced.

“In the UK we continue to call for the removal of Mr Harry Bush, the hopeless CAA regulator, as well as the sale of Stansted by the BAA monopoly. Mr Bush has rubber stamped almost all of the BAA’s cost increases and capex proposals including their crazy plan to waste £4bn on Terminal 2 despite the unanimous opposition of all Stansted airline users to this gold plated Taj Mahal. He has stood idly by while airlines and passengers suffered lengthy security and passport queues, repeated baggage belt failures and a doubling of passenger charges over the past 18 months. The result of this regulatory failure has been the first decline in Stansted traffic over the last 20 years. The proposed sale of Gatwick is just the latest ruse by the BAA monopoly to avoid the Competition Commission’s break-up recommendations. We believe the UK government and the Competition Authority must force the BAA to bring forward the early sale of Stansted and at least one of the Scottish airports. This will lead to real competition and better passenger service. It will also ensure that efficient facilities are built at Stansted which will meet the needs of airlines and consumers rather than inflate the costs and profits of the BAA monopoly.

“We have implemented our plans to ground 15 Stansted aircraft and 4 Dublin aircraft this winter following further unjustified increases in the already high passenger charges at these airports. Despite these reductions, we expect Ryanair’s traffic will still grow by 9% this winter, and by 14% to 58m for the full year. The economic recession has caused consumer confidence to collapse. Ryanair’s fares are now even more attractive as consumers become more price sensitive and trade down from high fare, fuel surcharging airlines, like Air France, BA and Lufthansa. As more airlines go bust, and the wave of European consolidation continues, the strongest survivors will be those airlines -like Ryanair- who are well financed, have a strong balance sheet, and the lowest cost base.

“The outlook for the remainder of this fiscal year (2008/09) is dependant upon fares and fuel prices. The recession will continue to drive down oil prices and fares this winter. We will continue to respond with lower fares and aggressive price promotions to keep Europe flying and to maintain our market leading load factors. Although we have limited visibility, we now believe that average fares in the second half will fall by between -15% to -20% leading to losses in the 3rd and 4th quarters. Our full year average fare could fall by almost -12% although these lower fares will be largely offset by lower fuel costs (currently $73 pbl in Q4). As a result our previous guidance remains unchanged and we remain confident that we will break even for the full year.

“We expect continuing bankruptcies and consolidations to create even more opportunities for Ryanair to grow. If oil prices remain at approx. $80 pbl next year then our earnings will rebound strongly. We have a significant cost advantage over our competitors many of whom have hedged fuel next year at significantly higher levels than current market prices. This will force competitors to further increase airfares and widen the price gap between them and Ryanair’s lowest fares. With one of the strongest balance sheets in the airline industry, €2.1bn in cash and the lowest cost base, Ryanair is strongly positioned to take advantage of the opportunities that will inevitably arise from the financial crisis and economic recession over the coming year”.

To celebrate these half year results today we have today launched a 1 million seat sale with €10 inclusive fares on every seat, every flight ( Monday to Thursday plus Saturday), across 250 routes for travel in late November, early December 2008 and January. These €10 seats are available for sale this week only on www.ryanair.com

Note 1.

Half Year September 2008, excludes exceptional costs of i) Accelerated Depreciation of €25.7 m on 15 aircraft to be disposed in financial years 2008/09 and 2009/10 and, ii) a €93.6m write down of our stake in Aer Lingus.

Ends.                    Monday, 3rd November 2008

For further information     Howard Millar                   Pauline McAlester

please contact:                 Ryanair Holdings Plc          Murray Consultants

                                      Tel: 353 1 812 1212            Tel: 353 1 498 0300

www.ryanair.com

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair’s expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union (“EU”) and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors.

Ryanair is Europe’s largest low fares airline with 31 bases and 808 low fare routes across 26 countries. By the end of March 2009 Ryanair will operate a fleet of 195 new Boeing 737-800 aircraft with firm orders for a further 70 new aircraft (all net of planned disposals), which will be delivered over the next 4 years. Ryanair currently employs a team of more than 6,000 people and expects to carry approximately 58 million scheduled passengers in the current fiscal year.

Ryanair Holdings plc
Unaudited Condensed Consolidated Interim Balance Sheet as at September 30, 2008
	At Sep 30,	At Mar 31,
	200 8	200 8
	€'000	€'000
Non-current assets
Property, plant and equipment	3,620,055	3,582,126
Intangible assets	46,841	46,841
Available for sale financial assets	226,108	311,462
Derivative financial instruments	57,405	-
Total non-current assets	3,950,409	3,940,429

Current assets
Inventories	1,449	1,997
Other assets	102,536	169,580
Current tax	-	1,585
Trade receivables	41,317	34,178
Derivative financial instruments	23,029	10,228
Restricted cash	189 , 853	292,431
Financial assets: cash > 3months	133,628	406,274
Cash and cash equivalents	1,739,651	1,470,849
Total current assets	2,231,463	2,387,122

Total assets	6,181,872	6,327,551

Current liabilities
Trade payables	178,478	129,289
Accrued expenses and other liabilities	677,058	919,349
Current maturities of debt	319,307	366,801
Derivative financial instruments	54,004	141,711
Current tax	1,124	-
Total current liabilities	1,229,971	1, 557,150

Non-current liabilities
Provisions	54,081	44,810
Derivative financial instruments	37,090	75,685
Deferred income tax	174,669	148,088
Other creditors	102,154	99,930
Non-current maturities of debt	1,881,835	1,899,694
Total non-current liabilities	2,249,829	2,268,207

Shareholders' equity
Issued share capital	9,391	9,465
Share premium account	616,408	615,815
Capital redemption reserve	453	378
Retained earnings	2,062,676	2,000,422
Other reserves	13,144	(123,886)
Shareholders' equity	2,702,072	2,502,194

Total liabilities and shareholders' equity	6,181,872	6,327,551

Ryanair Holdings plc and Subsidiaries

Unaudited Condensed Consolidated Interim Income Statement for the half-year ended September 30, 2008

	Pre		Total
	Exceptional	Exceptional	Half-year	Half-year
	Results	Items	Ended	Ended
	Sep-30	Sep-30	Sep-30	Sep-30
	2008	2008	2008	2007
	€'000	€'000	€'000	€'000
Operating revenues
Scheduled revenues	1,488,446	-	1,488,446	1,301,998
Ancillary revenues	322,146	-	322,146	252,330
Total operating revenues -continuing operations	1,810,592	-	1,810,592	1,554,328
Operating expenses
Staff costs	160,013	-	160,013	146,285
Depreciation	96,849	25 , 661	122,510	76,063
Fuel & oil	788,518	-	788,518	392,737
Maintenance, materials & repairs	30,648	-	30,648	26,940
Marketing & distribution costs	7,284	-	7,284	14,535
Aircraft rentals	38,216	-	38,216	36,707
Route charges	151,011	-	151,011	128,975
Airport & handling charges	238,263	-	238,263	208,883
Other	63,398	-	63,398	61,770
Total operating expenses	1,574,200	25,661	1,599,861	1,092,895
Operating profit - continuing operations	236,392	(25,661)	210,731	461,433
Other income/( expenses )
Loss on impairment of available for sale financial asset	-	(93,582)	(93,582)	-
Gain on disposal of property, plant & equipment	184	-	184	-
Finance income	46,352	-	46,352	41,494
Finance expense	(58,562)	-	(58,562)	(44,865)
Foreign exchange gain	118	-	118	1,487
Total other income/(expenses)	(11,908)	(93,582)	(105,490)	(1,884)
Profit before tax	224,484	(119,243)	105,241	459,549
Tax on profit on ordinary activities	(9,925)	-	(9,925)	(51,953)
Profit for the period- all attributable to equity holders of parent	214,559	(119,243)	95,316	407,596

Basic earnings per ordinary share euro cent			6.42	26.61
Diluted earnings per ordinary share euro cent			6.41	26.34
Weighted average number of ordinary shares (in 000's)			1,485,527	1,531,512
Weighted average number of diluted shares (in 000's)			1,487,250	1,547,162

Ryanair Holdings plc and Subsidiaries

Unaudited Condensed Consolidated Interim Income Statement for the quarter ended September 30, 2008

	Pre		Total
	Exceptional	Exceptional	Quarter	Quarter
	Results	Items	Ended	Ended
	Sep-30	Sep-30	Sep-30	Sep-30
	2008	2008	2008	2007
	€'000	€'000	€'000	€'000
Operating revenues
Scheduled revenues	858,335	-	858,335	726,050
Ancillary revenues	175,378	-	175,378	135,272
Total operating revenues -continuing operations	1,033,713	-	1,033,713	861,322
Operating expenses
Staff costs	79,556	-	79,556	70,358
Depreciation	49,676	7,803	57,479	41,285
Fuel & oil	421,968	-	421,968	202,348
Maintenance, materials & repairs	16,341	-	16,341	14,310
Marketing & distribution costs	4,326	-	4,326	6,221
Aircraft rentals	19,128	-	19,128	18,525
Route charges	76,856	-	76,856	65,802
Airport & handling charges	124,440	-	124,440	107,076
Other	30,738	-	30,738	31,426
Total operating expenses	823,029	7,803	830,832	557,351
Operating profit - continuing operations	210,684	(7,803)	202,881	303,971
Other income/( expenses )
Gain on disposal of property, plant & equipment	85	-	85	-
Finance income	23,620	-	23,620	21,438
Finance expense	(28,525)	-	(28,525)	(21,941)
Foreign exchange (loss)/gain	(2,360)	-	(2,360)	121
Total other income/(expenses)	(7,180)	-	(7,180)	(382)
Profit before tax	203,504	(7,803)	195,701	303,589
Tax on profit on ordinary activities	(9,925)	-	(9,925)	(34,907)
Profit for the period- all attributable to equity holders of parent	193,579	(7,803)	185,776	268,682

Basic earnings per ordinary share euro cent			12.56	17.72
Diluted earnings per ordinary share euro cent			12.55	17.55
Weighted average number of ordinary shares (in 000's)			1,479,126	1,515,884
Weighted average number of diluted shares (in 000's)			1,480,578	1,530,912

Ryanair Holdings plc and Subsidiaries

Unaudited Consolidated Interim Cashflow Statement for the half-year ended September 30, 2008
	Half-year	Half-year
	Ended	Ended
	Sep 30,	Sep 30,
	2008	200 7
	€'000	€'000
Operating activities
Profit before tax	105,241	459,549

Adjustments to reconcile profits before tax to net cash provided by operating activities
Depreciation	122,510	76,063
Decrease/(increase) in inventories	548	(466)
(Increase) in trade receivables	(7,139)	(5,491)
Decrease in other current assets	68,108	26,083
Increase in trade payables	49,189	2,627
(Decrease) in accrued expenses	(266,799)	(103,964)
Increase in other creditors	2,224	7,349
Increase in maintenance provisions	9,271	6,563
(Gain) on disposal of property, plant and equipment	(184)	-
Loss on impairment of available for sale financial asset	93,582	-
(Increase) in interest receivable	(1,064)	(3,549)
Increase/(decrease) in interest payable	3	(1,617)
Retirement costs	215	656
Share based payments	1,522	9,135
Income tax refunded/(paid)	518	(216)
Net cash provided by operating activities	177,745	472,722

Investing activities
Capital expenditure (purchase of property, plant and equipment)	(260,479)	(329,926)
Proceeds from sale of property, plant and equipment	78,794	-
Purchase of equities classified as available for sale	(4,661)	(57,039)
Net reduction in restricted cash	102,578	87,766
Net reduction in financial assets: cash > 3months	272,646	29,550
Net cash used in investing activities	188,878	(269,649)

Financing activities
Shares purchased under share buy back programme	(33,062)	(253,075)
Net proceeds from shares issued	594	6,578
Proceeds from long term borrowings Repayments of long term borrowings	84,453 (149,806)	180,241 (144,054)
Net cash provided by/(used in) financing activities	(97,821)	(210,310)

Increase/(decrease) in cash and cash equivalents	268,802	(7,237)
Cash and cash equivalents at beginning of the year	1,470,849	1,346,419
Cash and cash equivalents at end of period	1,739,651	1,339,182

Ryanair Holdings plc and Subsidiaries
Unaudited Condensed Consolidated Interim Statement of Recognised Income and Expense for the half-year and quarter ended
September 30, 2008
	Quarter	Quarter	Half-year	Half-year
	Ended	Ended	Ended	Ended
	Sep 30,	Sep 30,	Sep 30,	Sep 30,
	2008	2007	2008	2007
	€’000	€’000	€’000	€’000

Cash flow hedge reserve – effective portion of fair value changes to derivatives:
Net movements into/(out of) cash flow hedge reserve	96,872	(32,720)	131,941	(7,258)

Net increase/(decrease) in available for sale financial asset	3,567	(43,872)	3,567	(84,915)

Income and expenditure recognised directly in equity	100,439	(76,592)	135,508	(92,173)

Profit for the period	185,776	268,682	95,316	407,596

Total recognised income and expense	286,215	192,090	230,824	315,423

Ryanair Holdings plc and Subsidiaries

Operating and Financial Overview

Introduction

For the purposes of the Management Discussion and Analysis (“MD&A”) all figures and comments are by reference to the adjusted income statement excluding the exceptional items referred to below. A reconciliation of the results for the period under IFRS to the adjusted results is provided on page 15.

Exceptional items in the half year ended September 30, 2008 amounted to €119.2m consisting of a €93.6m impairment of the Aer Lingus shareholding and an accelerated depreciation charge of €25.7m on aircraft to be disposed in the financial years 2008/9 and 2009/10.

Adjusted profit excluding exceptional items decreased by 47% to €214.6m. Including exceptional items the profit for the half year amounted to €95.3m compared to a profit of €407.6m in the half year ended September 30, 2007.

Summary half year ended September 30, 2008

Profit after tax decreased by 47% to €214.6m compared to €407.6 in the half year ended September 30, 2007 primarily due to a 101% increase in fuel costs. Total operating revenues increased by 16% to €1,810.6 m, slower than the 19% growth in passenger volumes, as average fares declined by 4%, due to the absence of Easter in the half year and lower baggage penetration rates. Ancillary revenues grew by 28% to €322.1m during the period. Total revenue per passenger as a result decreased by 2%, whilst the Load Factor was down 1% during the period to 85%.

Total operating expenses increased by 44% to €1,574.2m , primarily due to the increase in fuel prices, the higher level of activity, and increased costs, associated with the growth of the airline. Fuel, which represents 50% of total operating costs compared to 36% in the half year ended September 30, 2007, increased by 101% to €788.5m due to the increase in the price per gallon and an increase in the number of hours flown, offset by a positive movement in the US dollar exchange rate versus the euro. Unit costs excluding fuel fell by 6% and including fuel they rose by 21%. Operating margins fell by 17 points to 13% whilst operating profit decreased by 49% to €236.4m.

Net margins decreased to 12% from 26% at September 30, 2007 for the reasons outlined above.

Earnings per share for the period was 14.44 cent compared to 26.61 cent in the previous half year ended September 30, 2007.

Balance sheet

Gross cash remained strong at €2063.1m. The Group generated cash from operating activities of €177.7m and a further €78.8m delivery proceeds on the sale of four Boeing 737-800 aircraft which part funded a €33.1 m share buy back programme and capital expenditure incurred during the period. Capital expenditure of €260.5m largely consisted of advance aircraft payments for future aircraft deliveries and the delivery of five new aircraft in the half year. Long term debt, net of repayments, decreased by €65 .4m during the period.

Detailed Discussion and Analysis Half Year ended September 30, 2008

Adjusted profit after tax, decreased by 47% to €214.6m primarily due to a doubling of fuel costs. Total operating revenues grew by 16% due to a 19% increase in passenger numbers and the strong growth in ancillary revenues compared to the period ended September 30, 2007 partially offset by a decrease in fares due to the absence of Easter and lower baggage penetration rates. The growth in revenues was offset primarily by increases in fuel prices which rose by 101% to €788.5m, route charges, and airport costs. Operating margins, as a result, fell by 17 points to 13%, whilst operating profit decreas ed by 49% to €236.4m.

Total operating revenues increased by 16% to €1,810.6m whilst passenger volumes increased by 19% to 31.6m. Total revenue per passenger decreased by 2% due to the 4% fall in average fares.

Scheduled passenger revenues increased by 14% to €1,488.4m reflecting a 19% increase in traffic due to increased passenger numbers on existing routes and the successful launch of new routes and bases, offset by a 4% decrease in average fares due to the absence of Easter and lower baggage penetration rates. Load factor decreased by 1%, to 85%, compared to the half year ended September 30, 2007.

Ancillary revenues continue to outpace the growth of passenger volumes and rose by 28% to €322.1m in the period. This performance reflects the growth in onboard sales, non-flight scheduled revenues, and other ancillary products.

Total operating expenses rose by 44% to €1,574.2m primarily due to the 101% increase in fuel prices, the higher level of activity, and the increased costs associated with the growth of the airline. Total operating expenses were also adversely impacted by a 2% increase in average sector length.

Staff costs increased by 9% to €160.0m. Excluding the charge of €7.0m for a one off staff share option grant in the period ended September 30, 2007 staff costs increased by 15% . This primarily reflects a 31% increase in average employee numbers to 6,371. Cabin crew, who earn lower than the average salary, accounted for the vast majority of the increase.

Depreciation and amortisation increased by 27% to €96.8m. This reflects, net of disposals, an additional 24 aircraft or a 23% increase in the lower cost ‘owned’ aircraft in the fleet this period compared to the half year ended September 30, 2007, offset by, the positive impact on aircraft costs and amortisation resulting from the weaker US dollar rate versus euro.

Fuel costs rose by 101% to €788.5m due to the increase in fuel costs and a 22% increase in the number of hours flown.

Maintenance costs increased by 14% to €30.6m as the number of leased aircraft increased from 4 to 39 and the increased level of activity, offset by the positive impact of a stronger euro versus US dollar exchange rate.

Marketing and distribution costs decreased by 50% to €7.3m due to tight control on expenditure and the increased focus on internet based promotions.

Aircraft rental costs increased by 4% to €38.2m as the number of leased aircraft increased by 4 to 39 compared to the half year ended September 30, 2007 reflecting the positive impact of lower lease rental rates due to lower financing costs and the impact of a stronger euro versus US dollar exchange rate.

Route charges rose by 17% to €151.0m due to an increase in the number of sectors flown and a 2% increase in the average sector length.

Airport and handling charges increased by 14% to €238.3m due to the 19% increase in passenger volumes, offset by lower costs at new airports and bases launched and savings achieved on handling costs.

Other expenses increased by 3% to €63.4m, which is lower than the growth in ancillary revenues, due to improved margins on some existing products and cost reductions on some indirect costs.

Operating margins have declined by 17 points to 13% due to the reasons outlined above and operating profits have decreased by 49% to €236.4m compared to the half year ended September 30, 2007.

Interest receivable has increased by 12% to €46.4m for the period primarily due to the increase in average deposit rates earned in the period.

Interest payable increased by 31% to €58.6m due to the drawdown of debt to part finance the purchase of new aircraft and the adverse impact of higher interest rates.

Foreign exchange gains during the period of €0.1m are primarily due to the positive impact of changes in the US dollar exchange rate against the euro.

Exceptional items:

Accelerated depreciation of €25.7m arose on aircraft to be disposed in the financial years 2008/9 and 2009/10, to write these aircraft down to their recoverable amounts when disposal occurs, thus leading to a zero gain or loss on disposal.

Impairment charge: During the half year the Group recognised an impairment charge of €93.6m on its Aer Lingus shareholding reflecting the decline in the Aer Lingus share price from €2.00 per share at March 31, 2008 to €1.40 per share at June 30, 2008. The share price was €1.42 at September 30, 2008. Under IFRS accounting rules, this positive mark to market movement, in the quarter to September 30, 2008, can only be recorded in the balance sheet through reserves. These shares are currently trading at approx. €1.06. Should its share price remain at this level the Group would be required to take a further impairment charge of €57.3m at the end of the next quarter.

Balance sheet

Gr oss cash remained strong at €2063.1m. The Group generated cash from operating activities of €177.7m and a further €78.8m delivery proceeds on the sale of four Boeing 737-800 aircraft which part funded a €33.1 m share buy back programme and capital expenditure incurred during the period. Capital expenditure amounted to €260.5m which largely consisted of advance aircraft payments for future aircraft deliveries and the delivery of five new Boeing 737-800 aircraft. Long term debt, net of repayments, decreased by €65 .4m during the period.

Shareholders’ Equity at September 30 , 2008 increased by €199.9m to €2,702.1m, compared to March 31 , 2008 due to the post exceptional €95.3 m increase in profitability during the period, the impact of IFRS accounting treatment for derivative financial assets, pensions and stock option grants, offset by the €33.1m share buy back. (See details in note 10).

Detailed Discussion and Analysis Quarter ended September 30, 2008

Adjusted profit after tax, decreased by 28% to €193.6m primarily due to a 109% increase in fuel costs. Total operating revenues grew by 20% in line with the increase in passenger numbers compared to the quarter ended September 30, 2007, a 1% decrease in fares, lower baggage penetration rates and strong growth in ancillary revenues. The growth in revenues was offset primarily by the increase in fuel prices which rose by 109% to €422.0m, increases in route charges and airport costs. Operating margins, as a result, fell by 15 points to 20%, whilst operating profit decreas ed by 31% to €210.7m.

Total operating revenues increased by 20% to €1,033.7m whilst passenger volumes increased by 20% to 16.7m. Total revenue per passenger remained flat as average fares fell by 1%.

Scheduled passenger revenues increased by 18% to €858.3m reflecting a 20% increase in traffic due to increased passenger numbers on existing routes and the successful launch of new routes and bases, offset by a 1% decrease in average fares primarily due to lower baggage penetration rates. Load factor decreased by 1% compared to the quarter ended September 30, 2007.

Ancillary revenues continue to outpace the growth of passenger volumes and rose by 30% to €175.4m in the quarter. This performance reflects the growth in onboard sales, non-flight scheduled revenues, and other ancillary products.

Total operating expenses rose by 48% to €823.0m primarily due to the 109% increase in fuel prices, the higher level of activity, and the increased costs associated with the growth of the airline. Total operating expenses were also adversely impacted by a 1% increase in average sector length.

Staff costs have increased by 13% to €79.6m. This primarily reflects a 29% increase in average employee numbers to 6,462. Cabin crew, who earn lower than the average salary, accounted for the vast majority of the increase.

Depreciation and amortisation increased by 20% to €49.7m. This reflects, net of disposals, an additional 24 aircraft or a 23% increase in lower cost ‘owned’ aircraft in the fleet this quarter compared to the quarter ended September 30, 2007, offset by, the positive impact on aircraft costs and amortisation resulting from the weaker US dollar rate versus euro.

Fuel costs rose by 109% to €422.0m due to the increase in fuel costs and a 21% increase in the number of hours flown.

Maintenance costs increased by 14% to €16.3m primarily due to a combination of an 11% increase in the number of leased aircraft from 35 to 39 and the increased level of activity, offset by the positive impact of a stronger euro versus US dollar exchange rate.

Marketing and distribution costs decreased by 30% to €4.3m due to tight control on expenditure and the increased focus on internet based promotions.

Aircraft rental costs increased by 3% to €19.1m as the number of leased aircraft increased by 11% to 39 compared to the quarter ended September 30, 2007 reflecting the positive impact of lower lease rental rates due to lower financing costs and the impact of a stronger euro versus US dollar exchange rate.

Route charges rose by 17% to €76.9m due to an increase in the number of sectors flown and a 1% increase in the average sector length.

Airport and handling charges increased by 16% to €124.4m due to the 20% increase in passenger volumes, offset by lower costs at new airports and bases launched and savings achieved on handling costs.

Other expenses decreased by 2% to €30.7m, which is lower than the growth in ancillary revenues, due to improved margins on some existing products and cost reductions on some indirect costs.

Operating margins have declined by 15 points to 20% due to the reasons outlined above and operating profits have decreased by 31% to €210.7m compared to the quarter ended September 30, 2007.

Interest receivable has increased by 10% to €23.6m for the quarter primarily due to the increase in average deposit rates earned in the period.

Interest payable increased by 30% to €28.5m due to the drawdown of debt to part finance the purchase of new aircraft and the adverse impact of higher interest rates.

Foreign exchange losses during the quarter of €2.4m are primarily due to the impact of changes in the US dollar exchange rate against the euro.

Exceptional items:

Accelerated depreciation of €7.8m arose on aircraft to be disposed in the financial years 2008/9 and 2009/10, to write these aircraft down to their recoverable amounts when disposal occurs, thus leading to a zero gain or loss on disposal.

Ryanair Holdings plc

Interim Management Report

Introduction

This half-yearly financial report for the six month period ended September 30, 2008 meets the reporting requirements pursuant to the Transparency (Directive 2004/109/EC) Regulations 2007 and Transparency Rules of the Republic of Ireland’s Financial Regulator and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

This interim management report includes the following:

•	Reconciliation of results for the period under International Financial Reporting Standards (“IFRS ”) to adjusted results for the half-year period and quarter ended September 30, 2008;

•	Principal risks and uncertainties relating to the remaining six months of the year;

•	Related party transactions; and

•	Post balance sheet events.

Results of operations for the six month period ended September 30, 2008 compared to the six month period ended September 30, 2007, including important events that occurred during the half-year are set forth in the Operating and Financial review on pages 10-14.

Reconciliation of results for the period under IFRS to adjusted results for the half year period and quarter ended September 30, 2008

The unaudited condensed consolidated interim income statements for the half-year period and quarter ended September 30, 2008, as set forth on pages 6 and 7 of this half-yearly financial report, presents the results for the periods separately between pre-exceptional and exceptional items. Certain items are presented separately, as exceptional items, which, by virtue of their size or incidence, are unusual in the context of the Groups’s ongoing core operations, as we believe this presentation represents the underlying business more accurately and reflects the manner in which investors typically analyse the results.

Reconciliation of profit for the period to adjusted profit for the period

	Half-year ended Sep 30, 2008	Half-year ended Sep 30, 2007	Quarter ended Sep 30, 2008	Quarter ended Sep 30, 2007
	€000	€000	€000	€000

Profit for the financial year	95, 316	407,596	185,776	268,682

Adjustments
Accelerated depreciation on property, plant and equipment	25,661	-	7,803	-
Loss on impairment of available for sale financial asset	93,582	-	-	-

Adjusted profit for the year	214,559	407,596	193,579	268,682

Principal Risks and Uncertainties

Among the factors that are subject to change and could significantly impact Ryanair’s expected results for the second half of the year are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, UK, European Union (“EU”) and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK, and Continental Europe, the general willingness of passengers to travel and other economic, social and political factors.

Board of directors

Details of the members of our Board of Directors are set forth on pages 29 and 30 of our 2008 Annual Report.

Related party transactions

We have related party relationships with our subsidiaries, directors and senior key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions that have taken place in the six month period ended September 30, 2008 that materially affected the financial position or the performance of the Group during that period and there were no changes in the related party transactions described in the 2008 Annual Report that could have a material effect on the financial position or performance of the Group in the same period.

Post balance sheet events

In October 2008, pursuant to the share buy-back programme announced in February 2008, the Company repurchased and cancelled 6. 25m shares at a total cost of €13m. This is equivalent to 0. 4% of the issued share capital of the Company at September 30, 2008.

In October 2008, the Group exercised ten options under the 2005 contract with Boeing increasing its “firm” aircraft deliveries by this amount during the 2011 fiscal year. To date, this brings Ryanair’s total firm orders for Boeing 737-800 aircraft to 147 and the total fleet size (net of planned disposals) to 279 by 2013.

Ryanair Holdings plc

Notes forming Part of the Unaudited Condensed Consolidated

Interim Financial Statements

1.	Basis of preparation and significant accounting policies

Ryanair Holdings plc (the “Company”) is a company domiciled in Ireland. The condensed consolidated interim financial statements of the Company for the six months ended September 30, 2008 comprise the Company and its subsidiaries (together referred to as the “Group”).

       The consolidated financial statements of the Group as at and for the year ended March 31, 2008 are available at www.ryanair.com.

These unaudited condensed consolidated interim financial statements (“the interim financial statements”), which should be read in conjunction with our 2008 Annual Report, have been prepared in accordance with International Accounting Standard No. 34 (“ IAS 34”) “Interim Financial Reporting” as adopted by the EU. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the most recent published consolidated financial statements of the Group.

The comparative figures included for the year ended March 31, 2008 do not constitute statutory financial statements of the Group within the meaning of Regulation 40 of the European Communities (Companies, Group Accounts) Regulations, 1992. Statutory financial statements for the year ended March 31, 2008 are being filed with the Companies’ Office. The auditors’ report on those financial statements was unqualified.

In addition to the presentation of the condensed consolidated interim financial statements for the half-year period ended September 30, 2008, the condensed consolidated income statement and condensed consolidated statement of recognised income and expense for the quarter ended September 30, 2008 have also been provided on a supplementary basis and have been prepared in accordance with the measurement and recognition principles of IFRS as adopted by the EU.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the interim financial statements for the six months ended September 30, 2008 on October 31, 2008.

Except as stated otherwise below, this period’s financial information has been prepared in accordance with the accounting policies set out in the Group’s most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and in compliance with IFRS’s as issued by the International Accounting Standards Board.

Exceptional items

The Company presents certain items separately, which are unusual, by virtue of their size and incidence, in the context of our ongoing core operations, as we believe this presentation represents the underlying business more accurately and reflects the manner in which investors typically analyse the results. In the current period we have presented an impairment of a financial asset investment and also accelerated depreciation related to aircraft disposals separately because of the unusual nature of these items. Any amounts deemed “exceptional” for management discussion and analysis purposes have been classified for the purposes of the income statement in the same way as non exceptional amounts of the same nature.

Reclassifications

The Company has reclassified the following amounts in its comparative balance sheet as at March 31, 2008:

(a)	a reclassification of €2.0m from other creditors to provisions, both within non-current liabilities, reflecting the present value of the Company’s net pension obligations; and

(b)	a reclassification of €23.1m from the capital redemption reserve fund to share premium related to the share buy-back.

Amounts have been reclassified so as to present these balances on a consistent basis with the current period presentation.

2.	Estimates

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

Except as described below, in preparing these consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

3.	Seasonality of operations

The Group’s results of operations have varied significantly from quarter to quarter, and management expects these variations to continue. Among the factors causing these variations are the airline industry’s sensitivity to general economic conditions and the seasonal nature of air travel. Accordingly the first half-year typically results in higher revenues and results.

4.	Income tax expense

The Group’s consolidated effective tax rate in respect of operations for the six months ended September 30 , 2008 was 9%. As the Group is forecasting a breakeven outturn it is anticipated that a credit will be recorded in later quarters to offset this charge.

5.	Capital and reserves

Share buy back programme.

Pursuant to the share buy-back programme announced in February 2008, from April 1, 2008 to date, the Company has repurchased and cancelled 18. 1m shares at a total cost of €46m. This is equivalent to 1. 2% of the issued share capital of the Company at September 30, 2008. (6.25m of these shares, with a value of €13m, were repurchased post the balance sheet date, in October 2008).

6.	Share based payments

The terms and conditions of the share option programme are disclosed in the most recent published consolidated financial statements. The charge to the income statement in the period of approximately €1.5m is related to the fair value of various share options granted in prior periods, which are being recognised within the income statement in accordance with employee services rendered.

7.	Contingencies

The Group is engaged in litigation arising in the ordinary course of its business. The Group does not believe that any such litigation will individually or in aggregate have a material adverse effect on the financial condition of the Group. Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group’s results of operations or financial position.

8.	Capital commitments

During the half year ended September 30, 2008, the Group exercised seven options under the 2005 contract with Boeing whereby it will increase its “firm” aircraft deliveries by this amount during the 2011 fiscal year. At September 30, 2008, this brings Ryanair’s total firm orders for Boeing 737-800 aircraft to 137 and the total fleet size (net of planned disposals) to 279 by 2013.

9.	Available for sale f inancial assets (Aer Lingus)

In the half year ended September 30, 2008, the Group recognised an impairment charge of €93.6 million on its shareholding in Aer Lingus reflecting a further decline in the Aer Lingus share price from €2.00 per share at March 31, 2008 to €1.40 at June 30, 2008. In the quarter to September 30, 2008 the Group recognised a gain through reserves of €3.6m reflecting an increase in Aer Lingus the share price to €1.42 at September 30, 2008. The Aer Lingus shares are currently trading at approx €1.06. Should its share price remain at this level the Group would be required to take a further impairment charge of €57.3m at the end of the next quarter.

10.	Changes in shareholders’ equity

		Share			Capital
	Ordinary	premium	Retained	Treasury	Redemption		Other
	shares	account	earnings	Shares	Shares	Hedging	Reserves	Total
	€'000	€'000	€'000	€’000	€’000	€'000	€'000	€'000
Balance at March 31, 2007	9,822	607,433	1,905,211	-	-	(38,963)	56,270	2,539,773
Issue of ordinary equity shares	16	6,562	-		-	-	-	6 ,578
Repurchase of ordinary equity shares	-	-	(2 29,066 )	(24,009)	-	-	-	(2 53,075 )
Capital redemption reserve fund	(293)	-	-	-	293	-	-	-
Net movements out of cash flow reserve	-	-	-	-	-	( 7, 258 )	-	( 7, 258 )
Net change in fair value of a vailable for s ale a sset	-	-	-	-	-	-	( 84,9 15 )	( 84, 915 )
Share based payments	-	-	-	-	-	-	9,135	9 ,135
Subtotal	(293)	-	(2 29, 066 )	(24,009)	293	( 7, 258 )	( 75, 780 )	( 336, 113 )
Profit for the half-year	-	-	407 ,596	-	-	-	-	407 ,596
Balance at September 30, 2007	9, 545	61 3,995	2,0 83,741	(24,009)	293	( 46, 221 )	(19 ,510)	2, 617, 834
Issue of ordinary equity shares	5	1 ,820	-	-	-	-	-	1 ,825
Repurchase of ordinary equity shares	-	-	( 70, 928 )	24,009	-	-	-	( 46, 919 )
Capital redemption reserve fund	(85)	-	-	-	85	-	-	-
Net movements out of cash flow reserve	-	-	-	-	-	( 95, 934 )	-	( 95, 934 )
Net change in fair value of a vailable for s ale a sset	-	-	-	-	-	-	35,989	35 ,989
Share based payments	-	-	-	-	-	-	1,790	1 ,790
Retirement benefits	-	-	4,497	-	-	-	-	4,497
Subtotal	(85)	-	( 66, 431)	24,009	85	( 95, 934 )	37 ,779	( 100, 577)
(Loss) for the half-year	-	-	(16,888)	-	-	-	-	(16,888)
Balance at March 31, 2008	9,465	615,815	2,000,422	-	378	(142,155)	18,269	2,502,194
Issue of ordinary equity shares	1	593	-	-	-	-	-	594
Repurchase of ordinary equity shares	-	-	(33,062)	-	-	-	-	(33,062)
Capital redemption reserve fund	(75)	-	-	-	75	-	-	-
Net movements into cash flow reserve	-	-	-	-	-	131,941	-	131,941
Net change in fair value of a vailable for s ale a sset	-	-	-	-	-	-	3,567	3,567
Share-based payments	-	-	-	-	-	-	1,522	1,522
Subtotal	(75)	-	(33,062)	-	75	131,941	5,089	103,968
Profit for the half-year	-	-	9 5,31 6	-	-	-	-	9 5,316
Balance at September 30, 2008	9,391	616,408	2,062, 676	-	453	(10,214)	23,358	2,70 2, 072

11.	Analysis of operating revenues and segmental analysis

All revenues derive from the Group’s principal activity and business segment as a low fares airline and includes scheduled services, car hire, internet income and related sales to third parties.

Revenue is analysed by geographical area (by country of origin) as follows:

	Half year	Half year
	Ended	Ended
	Sep 30,	Sep 30,
	2008	200 7
	€'000	€'000
United Kingdom	610,929	645 ,046
Other European countries	1,199,663	909,280
Total operating revenues	1,810,592	1,554,328

All of the Group’s operating profit arises from low fares airline-related activities, its only business segment. The major revenue earning assets of the Group are comprised of its aircraft fleet, which is registered in Ireland and therefore principally all profits accrue in Ireland. Since the Group’s aircraft fleet is flexibly employed across its route network in Europe, there is no suitable basis of allocating such assets and related liabilities to geographical segments.

12.      Earnings per share

Half-year	Half year	Quarter	Quarter
Sep-30	Sep-30	Sep-30	Sep-30
2008	2007	2008	2007

Basic adjusted earnings per ordinary share euro cent*                          14.44                   26.61                        13.09                      17.72

Diluted adjusted earnings per ordinary share euro cent*                        14. 43               26.34                     13.0 7                     17.55

Weighted average number of ordinary shares (in 000’s)                 1,485,527             1,531,512                1,479,126           1,515,884

Weighted average number of ordinary shares (in 000’s)            1,487,250               1,547,162            1,480,578            1,530, 912

*Calculated on profit for the year before exceptional items

Diluted earnings per share takes account solely of the potential future exercises of share options granted under the Company’s share option schemes and the weighted average number of shares includes weighted average share options assumed to be converted of 1.7m (2007: 15.7m)

13. Property, plant and equipment

Acquisitions and disposals

During the half ended September 30, 2008, the Group acquired assets with a cost of €260.5 million (half year ended September 30 , 2007: €329. 9 million). There were four Boeing 737-800 aircraft disposed of during the half year, the balance of the sales proceeds of which amounted to €78.8m. Deposits have also been received in relation to future aircraft disposals.

14. Post balance sheet events

In October 2008, pursuant to the share buy-back programme announced in February 2008, the Company repurchased and cancelled 6. 25m shares at a total cost of €13m. This is equivalent to 0. 4% of the issued share capital of the Company at September 30, 2008.

In October 2008, the Group exercised ten options under the 2005 contract with Boeing increasing its “firm” aircraft deliveries by this amount during the 2011 fiscal year. To date, this brings Ryanair’s total firm orders for Boeing 737-800 aircraft to 147 and the total fleet size (net of planned disposals) to 279 by 2013.

15. US GAAP Reconciliation

Following on from the issuance by the SEC of Rule 3235 “Acceptance from Foreign Private Issuers of Financial Statements prepared in accordance with International Financial Reporting Standards without reconciliation to US GAAP”, the Group has chosen to exclude a US GAAP Reconciliation from these interim financial statements.

16.      Related party transactions

We have related party relationships with our subsidiaries, directors and senior key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions that have taken place in the six month period ended September 30, 2008 that materially affected the financial position or the performance of the Company during that period and there were no changes in the related party transactions described in the 2008 Annual Report that could have a material effect on the financial position or performance of the Company in the same period.

Ryanair Holdings plc
Responsibility Statement

Statement of the directors in respect of the half-yearly financial report

We, being the persons responsible within Ryanair Holdings plc, confirm our responsibility for the half-yearly financial report and that to the best of our knowledge:

1)

The condensed consolidated interim financial statements, comprising the condensed consolidated interim income statement, the condensed consolidated interim balance sheet, the condensed consolidated interim statement of cash flows and the condensed consolidated interim statement of recognised income and expense and the related notes thereto, have been prepared in accordance with IAS 34 as adopted by the European Union, being the international accounting standard applicable to the interim financial reporting adopted pursuant to the procedure provided for under Article 6 of Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of 19 July 2002;

2) The interim management report includes a fair review of:

      (i)       Regulation 8(2) of the Transparency (Directive 2004/109/EC) Regulations 2007, being an indication of important events that have occurred during the six months ended September 30, 2008 and their impact on the condensed consolidated interim financial statements; and a description of the principal risks and uncertainties for the six months ending March 31, 2009; and

          (ii)      Regulation 8(3) of the Transparency (Directive 2004/109/EC) Regulations 2007, being related party transactions that have taken place in the six months ended September 30, 2008 and that have materially affected the financial position or performance of the Company during that period; and any changes in the related party transactions described in the 2008 Annual Report that could do so.

On behalf of the Board

David Bonderman                  Michael O’Leary
Chairman                              Chief Executive
October 31, 2008

Independent review report of KPMG to Ryanair Holdings plc

Introduction

We have been engaged by Ryanair Holdings plc (“the Company”) to review the condensed consolidated interim financial statements for the six months ended September 30, 2008, which comprise the condensed consolidated interim income statement, the condensed consolidated interim balance sheet, the condensed consolidated interim statement of cash flows, the condensed consolidated interim statement of recognised income and expense and the related notes thereto. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated interim financial statements.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Republic of Ireland’s Financial Regulator and the Disclosure and Transparency Rules of the UK’s Financial Services Authority (“the FSA”). Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors’ responsibilities

The half-yearly financial report, including the condensed consolidated interim financial statements contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Republic of Ireland’s Financial Regulator and the Disclosure and Transparency Rules of the UK FSA.

As disclosed in note 1 - basis of preparation, the annual consolidated financial statements of the Company are prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as issued by the International Accounting Standards Board and adopted by the European Union (‘EU’). The condensed consolidated interim financial statements included in this half-yearly financial report have been prepared in accordance with IAS 34, “Interim Financial Reporting,” as adopted by the EU.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed consolidated interim financial statements in the half-yearly financial report, based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in Ireland and the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements in the half-yearly financial report for the six months ended September 30, 2008 are not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU, the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Republic of Ireland’s Financial Regulator and the Disclosure and Transparency Rules of the UK FSA.

KPMG
Chartered Accountants
Dublin

October 31 , 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  03 November 2008

By:___/s/ James Callaghan____

James Callaghan
Company Secretary & Finance Director